Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

February 24, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 18, 2025, The Nasdaq Stock Market LLC (the "Exchange") received from The RBB Fund, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

F/m Ultrashort Treasury Inflation-Protected Security (TIPS) ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,